                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )


                           Electric City Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  284868 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  NCVC, L.L.C
                       c/o Nightingale Conant Corporation
                            7300 North Lehigh Avenue
                             Niles, Illinois 60714
                          Attention: Victor L. Conant
                                 (847) 647-0306
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 13, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP NO. 284868 10 6             13D                         PAGE 2 OF 10 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    NCVC, L.L.C
    (FEIN Number)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    10,974,998
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    10,974,998
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,974,998
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.06%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO-Limited Liability Company
--------------------------------------------------------------------------------

CUSIP NO. 284868 10 6             13D                         PAGE 3 OF 10 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Victor L. Conant
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,974,998(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,974,998(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,974,998(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.06%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 284868 10 6             13D                         PAGE 4 OF 10 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Kevin P. McEneely
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,974,998(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,974,998(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,974,998
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.06%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 284868 10 6             13D                         PAGE 5 OF 10 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    DYDX Consulting LLC
    (FEIN Number)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,974,998(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,974,998(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,974,998(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.06%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO-Limited Liability Company
--------------------------------------------------------------------------------

(1) Solely in his capacity as a Member of NCVC, L.L.C.

CUSIP NO. 284868 10 6             13D                         PAGE 6 OF 10 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nikolas Konstant
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,974,998(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,974,998(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,974,998(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.06%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as Managing Member of DYDX Consulting, L.L.C, a Member of NCVC, L.L.C.

Item 1.        Security and Issuer.

               The title of the class of the equity securities to which this Statement relates is the Common Stock, par value $.0001 per share (the "Common Stock"), of Electric City Corporation (the "Company"). The address of the principal executive offices of the Company is 1280 Landmeier Road, Elk Grove Village, Illinois 60007.

Item 2.        Identity and Background.

               (a) The record holder of the shares of Common Stock to which this Statement relates in NCVC, L.L.C., a Delaware limited liability company ("NCVC"). Membership interests in NCVC are held by DYDX Consulting LLC, a Delaware limited liability company ("DYDX"), Victor L. Conant ("Mr. Conant"), Mr. Conant's spouse and trusts for the benefit of Mr. Conant's children, Kevin P. McEneely ("Mr. McEneely"), Mr. McEneely's adult children, Pam Aronson and Earl Nightingale, Jr. Nikolas Konstant ("Mr. Konstant") is the sole member and manager of DYDX. NCVC, DYDX, Mr. Conant, Mr. McEneely and Mr. Konstant are referred to in this statement collectively as the "Reporting Persons."

               (b) The business address of each of the Reporting Persons is 7300 North Lehigh Avenue, Niles, Illinois 60714.

               (c) The principal business of NCVC is investment. The principal business of DYDX is investment and business and financial advisory and consulting. Mr. Conant is a principal stockholder, director and executive officer of Nightingale Conant Corporation, a producer and distributor of audio and video tapes. Mr. McEneely is a shareholder and a director of Nightingale Conant Corporation and is the former Executive Vice President, Chief Operating Officer and Secretary of that company. The principal business address of Nightingale Conant Corporation is 7300 North Lehigh Avenue, Niles, Illinois 60714. Both Mr. Conant and Mr. McEneely are directors of the Company. Mr. Konstant is a private investor and provides business and financial advisory and consulting services.

               (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

               (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               The Common Stock to which this Statement relates was acquired by NCVC from the Company using the proceeds of a $1.5 million capital contribution to NCVC by Mr. Conant, Mr. Conant's spouse and trusts for the benefit of Mr. Conant's children, Mr. McEneely, Mr. McEneely's adult children, Pam Aronson and Earl Nightingale, Jr. The source of the capital contribution made by such persons was personal funds.

Item 4.        Purpose of Transaction.

               The Reporting Persons hold the Common Stock to which this Statement relates for purposes of investment. None of the Reporting Persons presently has any plan or proposal which relates to or would result in any transaction of the types described in Item 4 (a) through (j) of Schedule 13D.



                              (Page 7 of 10 Pages)

Item 5.        Interest in Securities of the Issuer.

               (a) and (b) The following table sets forth the aggregate number and percentage of the Common Stock which may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Securities Act"), be deemed to be beneficially owned by each Reporting Person. Under the terms of the Amended and Restated Operating Agreement of NCVC dated as of January 1, 1998, as further amended as of April 1, 1999 (the "Operating Agreement"), each of Mr. Conant, Mr. McEneely, DYDX and Mr. Konstant may, under certain circumstances, may have the right to exercise shared power to vote or to direct the voting of, and shared power to dispose or to direct the disposition of, the Common Stock to which this Statement relates.

                                                                       Percentage Beneficial
               Reporting Person        Shares Beneficially Owned(1)    Ownership(1)(6)
               ----------------        ----------------------------    ----------------------
               NCVC, L.L.C.            10,974,998                      42.06%

               Victor L. Conant        10,974,998(2)                   42.06%

               Kevin P. McEneely       10,974,998(3)                   42.06%

               DYDX Consulting LLC     10,974,998(4)                   42.06%

               Nikolas Konstant        10,974,998(5)                   42.06%

                    ---------------

                         (1) The indicated shares beneficially owned and percentage beneficial ownership includes 2,000,000 shares of Common Stock issuable upon the exercise of currently exercisable stock options. The stock options are exercisable at a price of $1.10 per share and expire on June 24, 2008.

                         (2) Solely in his capacity as a Manager of NCVC. Excludes an aggregate of 470,740 shares of Common Stock held in trust for Carson Conant and Chappel Conant, Mr. Conant's adult children, as to which Mr. Conant disclaims beneficial ownership.

                         (3) Solely in his capacity as a Manager of NCVC. Excludes an aggregate of 448,856 shares held by Patrick McEneely and Ryan McEneely, Mr. McEneely's adult children, as to which Mr. McEneely disclaims beneficial ownership.

                         (4)   Solely in its capacity as a Member of NCVC.

                         (5) Solely in his capacity as the Managing Member of DYDX.

                         (6) Based on 26,091,500 shares of Common Stock outstanding as of October 31, 1999 as reported in the Company's Form 10-QSB.

               (c) Mr. Konstant has sold 150,000 shares of Common Stock through brokered open market transactions as follows:

               Date         Number of Shares Sold           Price per share
               ----         ---------------------           ---------------

               2/11/00      50,000                          $9.0000

               2/14/00       2,000                          $8.6250

               2/14/00       2,000                          $8.3750

               2/16/00       8,000                          $8.8340



                              (Page 8 of 10 Pages)

               2/17/00       5,000                     $8.4375

               2/18/00       3,000                     $8.1875

               2/22/00      12,000                     $8.1406

               2/23/00       8,000                     $8.0313

               2/24/00      14,000                     $7.5614

               2/25/00       8,000                     $7.3984

               2/28/00       7,000                     $7.7857

               2/29/00      21,000                     $8.3899

               3/01/00      10,000                     $7.8750


               (d) The following table sets forth the persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held of record by NCVC.

                      Person                          Percentage Interest(1)
                      ------                          -------------------

                      DYDX Consulting LLC             50%

                      Victor L. Conant                9.4084%

                      Marilee Conant                  9.4084%

                      Carson Conant Trust             2.4973%

                      Chappell Conant Trust           2.4973%

                      Kevin P. McEneely               19.0492%

                      Patrick McEneely                2.3812%

                      Ryan McEneely                   2.3812%

                      Pam Aronson                     1.1885%

                      Earl Nightingale, Jr.           1.1885%

                      ------------
                       (1) Based on the indicated person's percentage Class B
                           Membership Interest in NCVC.

               (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Under the terms of the Operating Agreement, Mr. Conant and Mr. McEneely serve as the Managers of NCVC and have the right to exercise shared power to vote or to direct the voting of, and shared power to dispose or to direct the disposition of, the Common Stock to which this Statement relates. DYDX has the right under the Operating Agreement to require that NCVC distribute to it its allocable share, based on its percentage membership interest in NCVC, of the shares of Common Stock held by NCVC. DYDX is entitled to exercise this right at any time without the approval of the Managers or other Members of NCVC.

Item 7.        Material to Be Filed as Exhibits.

               Not Applicable.



                              (Page 9 of 10 Pages)

                                   SIGNATURES

               After reasonable inquiry and to the best of his or its knowledge and belief, each Reporting Persons certifies that the information set forth in this Statement is true, complete and correct.


               March __, 2000                NCVC, L.L.C.

                                             By
                                               ---------------------------------
                                                      Victor L. Conant
                                                      Manager


               March __, 2000                -----------------------------------
                                                      Victor L. Conant

                                             /s/ Kevin P. McEneely
               March 6, 2000                 -----------------------------------
                                                      Kevin P. McEneely


               March __, 2000                DYDX Consulting LLC

                                             By
                                               ---------------------------------
                                                      Nikolas Konstant
                                                      Managing Member

               March __, 2000                -----------------------------------
                                                      Nikolas Konstant

                                   SIGNATURES

               After reasonable inquiry and to the best of his or its knowledge and belief, each Reporting Persons certifies that the information set forth in this Statement is true, complete and correct.


               March 3, 2000                 NCVC, L.L.C.

                                             By /s/ Victor L. Conant
                                               ---------------------------------
                                                      Victor L. Conant
                                                      Manager

                                             /s/ Victor L. Conant
               March 3, 2000                 -----------------------------------
                                                      Victor L. Conant


               March __, 2000                -----------------------------------
                                                      Kevin P. McEneely


               March 9, 2000                 DYDX Consulting LLC

                                             By /s/ Nikolas Konstant
                                               ---------------------------------
                                                      Nikolas Konstant
                                                      Managing Member

                                             /s/ Nikolas Konstant
               March 9, 2000                 -----------------------------------
                                                      Nikolas Konstant